Ur-Energy Reports Lost Creek’s 2007 Pump Tests

Denver, Colorado (Marketwire – February 4, 2008) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or “Corporation”) and its wholly-owned subsidiary Lost Creek ISR, LLC are pleased to report the completion of two regional pumping tests for hydrogeologic characterization of the production aquifer. The tests were performed during the 2007 field season. “Our 2006 drilling and preliminary pump testing program resulted in positive flow rates for the Lost Creek Project and the 2007 programs have confirmed that the project should be able to sustain flow rates for the In-Situ Recovery mining operation,” stated Bill Boberg, President and CEO. “We are very pleased that our flow rates and leach test results have been confirmed as we continue to move Lost Creek toward production.”

Both tests were coordinated and conducted by Petrotek Engineering Corporation of Littleton, Colorado with the aid of personnel from Leppert Associates and Ur-Energy. Evaluation and reporting of the results was done by Petrotek. The objectives of the regional pumping tests were to confirm aquifer amenability for ISR operations and support original pumping estimates.

The first Pump Test was conducted in late June and early July, 2007. The suite of wells for this test consisted of one Pump Well (operated at 43 gallons per minute) and 14 observation Monitor Wells including:

9 Production Zone (HJ Horizon) observation wells
2 Overlying Aquifer (LFG Horizon) observation wells
3 Underlying Aquifer (UKM Horizon) observation wells

The second Pump Test was conducted in October, 2007. The suite of wells for this test consisted of one Pump Well (operated at 37 gallons per minute) and a total of 36 observation Monitor Wells (including all from the first test):

23 Production Zone (HJ Horizon) observation wells
4 Overlying Aquifer (LFG Horizon) observation wells
7 Underlying Aquifer (UKM Horizon) observation wells; plus,
2 Deep Aquifer (MKM) observation wells

The results of the Pump Tests demonstrate sufficient aquifer characterization for permitting and sufficient transmissivity for ISR operations (57 to 110 ft2/day). In other words, the tests show the recovery wells capable of sustaining pumping for mining operations at Lost Creek.

The Qualified Person for the purposes of this press release, as defined by National Instrument 43-101, is W. William Boberg, President and CEO, Ur-Energy Inc.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently in the process of completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the Corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered office in Ottawa, Canada and its corporate headquarters are located in Littleton, Colorado. The Corporation’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Numerous factors could cause actual events to differ materially from those in the forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and the Company disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.